Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto Plc

Commission File No.: 001-10533

The following is a transcript of the question and answer portion of a presentation conducted by Marius Kloppers, Chief Executive Officer, BHP Billiton, a video of which is available on www.bhpbilliton.com.

BHP Billiton Interim Results Presentation London, Wednesday 6 February 2008

Question and Answer Session—London

Marius Kloppers

We will take questions in London and then we will proceed to the telephones. Can I have the first question in London? Please pose the questions to me in the first instance and I will then allocate them to various team members as appropriate.

Question

In the event that you do not get full acceptance by all of Rio Tinto’s current shareholders and you are left with a minority, for whatever reason, what happens to your synergy estimates? Do you think you could still realise those and, if so, how?

Marius Kloppers

We have every expectation that our offer for 100% of Rio Tinto will be compelling to the Rio Tinto shareholders and the synergy values that we have presented are done on a 100% acquisition basis.

Question

You wrote in your presentation on an unnumbered page that the global road-show indicated a clear understanding of the industrial logic of the combination but when you spoke you said that many of the shareholders had that clear understanding. What does ‘many’ mean? Does it mean a majority? Would you say that the majority of the Rio Tinto shareholders agreed with what you were trying to do and saw the logic?

Marius Kloppers

There is no clearer indication of the shareholders agreeing with the compelling logic than considering how these shares traded when we put our proposal on the table. Immediately after our proposal, the market judged, and I calculated at that time that about $40 billion of synergies were evident. That is just simply the value uplift immediately before and after we put our proposal on the table. This tells us that the market both valued the synergies and gave a view that the transaction was going to occur. I think the clearest indication of shareholders actually understanding the value in the combination is the value uplift that was immediately created.

BHP Billiton Interim Results Presentation London, Wednesday 6 February 2008

Question

I have a couple of questions. First, you talked very enthusiastically about the growth potential of China but you also mentioned that the growth potential seemed to be greater for oil and gas than for metals. It begs the question of why you want to buy a mining company rather than an oil and gas company.

Marius Kloppers

I was trying to illustrate that the size of opportunity, which was a big feature of some of the presentations that we saw over the last couple of months, was correlated to the size of these industries. I merely wanted to indicate that the size of opportunity, given demand growth for energy, was even greater.

Question

I suppose that probably means, therefore, that after bulking up, an oil and gas company could be an option for you, and I suspect that those people who have been talking about the potential for BHP Billiton to sell its oil assets are mistaken.

Marius Kloppers

We have made it very clear that we like our petroleum business and that our proposal, as well as this bid, is made on that basis.

Question

My question relates to the cost synergies that you were talking about – the $3.7 billion. Historically, when we have looked at the amount of benefits that companies have been able to make through mergers and acquisitions, they have been much greater over time than the initial estimate. Once you get into a company, you see that there is more potential for cutting costs. Assuming that this will also be the case here, do you really think that you are paying enough to Rio Tinto shareholders for those benefits?

Marius Kloppers

It is clear that there are other benefits that are not quantified and we stated so when we made our proposals. I gave examples of risk reduction, portfolio optimisation, and so on that would continue to deliver value over many decades. Our bid is the only offer that exists. It is a 45% uplift to the undisturbed fair value of Rio Tinto and the benefits that come from this combination are unique to this combination. I think you would agree that the combination of those factors make it a compelling proposition for Rio Tinto shareholders. I also want to importantly stress that any bid is only valuable if it is value-accretive to our existing shareholders. That is a very important point and one that we will not lose sight of.

BHP Billiton Interim Results Presentation London, Wednesday 6 February 2008

Question

One thing that you talked about is the industrial logic that shareholders see. In all your presentations, going around and talking to people, one assumes that you have visited some of your customers as well. Do they see the same industrial logic that the shareholders see?

Marius Kloppers

I do not think that I discussed industrial logic to the same extent from a cost perspective. Our focus with the customers has been to tell them how putting these two companies together can deliver more product more quickly. I would contend that already the prospect that we put out a couple of months ago has shown our customers that more product will be forthcoming as we see the investment plans unfolding. When we put these two companies together, we hope to deliver even more product more quickly, but I must confess that I certainly did not discuss cost synergies or anything of that kind with our customers to the same extent as I did with shareholders.

Question

I have two questions. First, with regard to relative value, when you look at slide 18 of your interim results presentation, you can see that iron ore probably has the highest proportion of demand coming out of China whilst, at the same time, it has the highest incremental driver of growth in the world. With Rio Tinto having a higher share of its earnings coming out of iron ore relative to BHP Billiton, would you agree with the fact that this should also be reflected in the relative value going forward? Second, you have obviously now put this offer directly to the shareholders of Rio Tinto. Is there any way, shape, or form that both boards can re-engage again?

Marius Kloppers

On relative value, it is important that we take all factors into account. We should take the explicit point that I made on carbon steel materials into account, which shows that in the highly-correlated businesses of coking coal, iron ore, and manganese, our exposure is larger on an absolute and relative basis. Any leverage to the steel industry is actually pro rata larger in the case of BHP Billiton. I think that it is inarguably the case that, especially after the recent flooding events in Queensland, the supply-demand conditions for coking coal at least equal or exceed those of iron ore. In terms of board engagement, this is an un-recommended takeover proposal. I should note that whilst the minimum acceptance condition here is 50% of the shares, it is still possible to convert this offer into a scheme. That is entirely legally possible, if that is the answer that you are seeking.

Question

Away from the Rio Tinto subject and back to the assets, on aluminium, it has been 10 years since the first trip down to Mozal and Richards Bay. I just wondered if you could remind us about the electricity contract and how long that has to run, and also whether you think there is a risk that Eskom will give you another call and tell you to take some more pots offline near term.

BHP Billiton Interim Results Presentation London, Wednesday 6 February 2008

Marius Kloppers

You exceed the limits of my knowledge here. I think most of these details are in the public domain and I have noted the question. Insofar as they are in the public domain, I will ask our investor relations people to make contact with you. Clearly, the events of the last couple of weeks in South Africa have been difficult and I think there are both structural and non-structural elements to it. Coal supply is actually relatively easily solved because there are 60 million or 70 million tonnes of coal passing the Eskom power stations on the way to Richards Bay. So there is no shortage of coal, and weather there has been extraordinarily inclement.

However, there is also a structural need to continue to invest in new power capacity, generation capacity, particularly peaking capacity, and as the South African economy grows, that continued investment will be necessary. By their very nature, investments of this kind take some time to materialise and I suspect that what will happen is some of the structural elements will take a little longer to resolve. I want to stress that there are certainly extraordinary weather events and coal-supply events, as well as this other structural event.

Question

I have another operational question. You said that the coking coal operations are going to be impacted by the weather. I was just wondering if you could give us some indication of what we might expect this year in terms of volume. Second, you said that you would only pursue this acquisition whilst it makes sense for BHP Billiton shareholders. I am just wondering how close we are to a point where it does not make sense for BHP Billiton. I know that this is obviously a hard question for you to answer but you might like to talk in ballparks, as Rio Tinto does.

Marius Kloppers

I have lived in so many countries that I would not know which type of sport to start with. If you would permit me, I will not answer the second part of your question. I think that you will understand why. Marcus Randolph is here with me in Sydney and I think he can shed some light on what has happened in Queensland and what the outlook is for coking coal.

BHP Billiton Interim Results Presentation London, Wednesday 6 February 2008

Marcus Randolph, Chief Executive, Ferrous and Coal

We talked a little earlier today about the weather impact in Queensland. To illustrate the magnitude of this, I will use an example from one of the newspapers: the volume of water that was in one of the mines in Queensland was equivalent to 20% of the water volume of Sydney Harbour. It has been pretty devastating. The number that we quoted today was that we expect the impact on us will be a loss of about two week’s production. We are back and running now. We declared force majeure, as did most of the other major producers, and it hit the coal market at a time when the market was very tight, so the impact was particularly felt by the customers.

Question

On Rio Tinto and the regulatory process, can you describe what differences there would be in your approach if you could gain Rio Tinto board support? Does that shorten the timetable in any way? Are there any different ways that you could approach the regulators?

Marius Kloppers

The regulatory process is, unfortunately, not influenced by this to a significant extent. On the EU process in particular, which I think you are referring to, we anticipate a second-phase review. It is not possible to give the exact timeframe that this will take. Remember that it will not only be Rio Tinto who will be asked to comment but every other industry player, customers, and so on. There will be an exhaustive investigation of all of the matters surrounding this. We anticipate a second-phase review and we believe that it is very important that we take the time for the regulator to understand all of the matters. We do not anticipate that the timeframe can be shortened appreciably.

Let us now take some questions from the telephones.

Question

I just wanted to find out what kind of loss of production BHP Billiton expects in the second half of your financial year, given the 10% cutback in power, especially at your aluminium operations. Regarding the diversion of coal, is BHP Billiton willing to divert coal to Eskom from exports in order to plug the coal shortages? If so, what kind of price are you looking at?

Marius Kloppers

I will ask Marcus to talk about coal but first I will make a couple of comments on aluminium. On the power demand, most of the power is used for the production of aluminium. There is obviously some fixed portion that is for plant power and so on, but I suspect you will not be far wrong if you linearly scale the power factor to the production. Given that our operations have run pretty much at full capacity during the last six months, I guess that would give you a good starting point. We have not released any other details apart from Alex Vanselow’s comments earlier this morning.

BHP Billiton Interim Results Presentation London, Wednesday 6 February 2008

Marcus Randolph

On the subject of coal – and, you would know better than most – the situation in South Africa is a state of crisis. There is an emergency there. The approach that we have taken – and we have passed this to the Government – is that we will do everything that we reasonably can to help, and that includes the option of diverting coal. There will obviously be some discussion about what the pricing will be on that product but we are certainly willing to do our part to help South Africa to recover from this and to keep their generating facilities operating as close to full capacity as possible.

Question

Could you give us some insight into how much the global credit crisis led to the reduction in the credit facility to $55 billion from the previous target of $70 billion?

Marius Kloppers

I should just note that we have never spoken about $70 billion. I have read the same newspaper articles that you might have read but this is the first time that we have stated a number. The credit crisis, as you call it, has nothing to do with this. What was important was how much cash we required to complete this transaction given the backdrop of cash generation from the existing assets and the fact that, at the current moment, continuing our buyback programme is not possible because we are in possession of inside information. This is the first time we have put a number on the table and this is the number that we require to complete the transaction. Alex, do you want to give any addition colour on that?

Alex Vanselow

You are spot on. That is the number we need, which has a breakdown of what is required. We did not seek any number larger than that.

Question

I just thought I would ask a question on the results. For six of the nine operating divisions, you reported slightly lower EBIT margins in the first half of 2008 compared to 2007. With a view on volume delivery and cost control over the next six to 12 months, which businesses do you think are most at risk of further declines and where do you think you can make some improvement?

Marius Kloppers

I think our cost control has been exceptionally good. We have certainly outperformed our peers over the last couple of periods and it will be interesting to see how we compare in this season. Likewise, we have shown that our volume growth has been, for example twice that of Rio Tinto, for example, over the last six or seven years. This year, we have every anticipation that the 8% volume growth figure we put out will be achieved.

BHP Billiton Interim Results Presentation London, Wednesday 6 February 2008

One further comment on margins might include that what we have had over the last couple of years are conditions where both inflation and currency movements for the producing regions move up. Both of these manifest as higher US Dollar costs, particularly for annually-priced products, such as coke and coal, and iron ore. That has meant that first half earnings, by our fiscal year definition, have generally been under more pressure than second half earnings. This year, given the supply and demand conditions that prevail in those products, along with the imminent repricing, I expect that once again, we will see a similar feature in the market.

Question

Coming onto the European Union investigation in particular, do you think that their key focus is going to be on iron ore, or will they look across the whole range of products? One of the areas that strikes me is that in uranium, if both Rio Tinto and BHP Billiton go through their full anticipated expansion plans, you would be producing approximately 50% of the world’s mined uranium production from 2011-2012. Do you think that would be an area for the EU as well?

Marius Kloppers

The best person to give you granularity on the EU is Alberto in London.

Alberto Calderon, Chief Commercial Officer

Thank you. At this stage, I would not want to speculate; obviously, we have had many interactions already. We expect to go to Phase 2, yet clearly a particular initial focus is iron ore. We can check the numbers, but those we have would not be anywhere close to the 50% you mention. I can get back to you on that. I would not want to speculate right now. It is clear the EU will choose one or possibly two areas of focus going into Phase 2, but that is their decision. Whatever they decide, we will follow.

Question

Do you plan to hold discussions with Chinalco and Alcoa?

Marius Kloppers

The venture between Chinalco and Alcoa will be a shareholder of Rio Tinto. As we will continue to engage with both sets of shareholders, I would anticipate that at some other stage, we are likely to have a discussion with them.

I would like to thank all of you for participating here today. I realise that some of you have stayed up late; to the team in London, particularly to Alex and Alberto, thank you for being there. Thank you to all our participants, some of whom have had to come in early. I thank you once again.

BHP Billiton Interim Results Presentation London, Wednesday 6 February 2008

The directors of BHP Billiton accept responsibility for the information contained in this document. Having taken all reasonable care to ensure that such is the case, the information contained in this document is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.

Information Relating to the US Offer for Rio Tinto plc

BHP Billiton plans to register the offer and sale of securities it would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADS holders by filing with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement (the “Registration Statement”), which will contain a prospectus (“Prospectus”), as well as other relevant materials. No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.

U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADSs ARE URGED TO READ ANY REGISTRATION STATEMENT, PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC’s website (http://www.sec.gov), once such documents are filed with the SEC. Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.

Information for US Holders of Rio Tinto Limited Shares

BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer. Accordingly, Rio Tinto Limited shareholders should carefully consider the following:

The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

BHP Billiton Interim Results Presentation London, Wednesday 6 February 2008

Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that BHP Billiton may purchase securities of either Rio Tinto plc or Rio Tinto Limited otherwise than under the exchange offer, such as in open market or privately negotiated purchases.